UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

True Drinks Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

897837100
(CUSIP Number)

February 5, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897837100

1	NAME OF REPORTING PERSON Wolfson Equities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,094,956 1
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,094,956 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,956 1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% 1
12	TYPE OF REPORTING PERSON OO

1 Comprises shares of common stock issuable upon conversion of the Issuer’s Series B preferred stock (the “Preferred Stock”) and exercise of certain warrants. The Preferred Stock and warrants are convertible or exercisable currently or within 60 days of the date hereof. Pursuant to the terms of the Preferred Stock and warrants, the Reporting Person may not acquire shares of common stock upon conversion or exercise of the Preferred Stock and warrants, respectively, to the extent that, after giving effect to such conversion or exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 897837100

1	NAME OF REPORTING PERSON Aaron Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,094,956 1
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,094,956 1
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,956 1
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% 1
12	TYPE OF REPORTING PERSON IN

1 Comprises shares of common stock issuable upon conversion of the Issuer’s Series B preferred stock (the “Preferred Stock”) and exercise of certain warrants. The Preferred Stock and warrants are convertible or exercisable currently or within 60 days of the date hereof. Pursuant to the terms of the Preferred Stock and warrants, the Reporting Person may not acquire shares of common stock upon conversion or exercise of the Preferred Stock and warrants, respectively, to the extent that, after giving effect to such conversion or exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer. The Reporting Person disclaims beneficial ownership of the shares of common stock beneficially owned by Wolfson Equities, LLC, except to the extent of his pecuniary interest therein. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 897837100

Item 1(a).	Name of Issuer:

True Drinks Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18552 MacArthur Boulevard, Suite 325
Irvine, California 92612

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Wolfson Equities, LLC, a Delaware limited liability company (“Wolfson Equities”), and Aaron Wolfson.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Aaron Wolfson is the Manager of Wolfson Equities.  By virtue of this relationship, Mr. Wolfson may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to beneficially own the Shares (as defined below), held by Wolfson Equities.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1 State Street Plaza, 29th Floor, New York, New York 10004.

Item 2(c).	Citizenship:

Wolfson Equities is organized under the laws of the State of Delaware.  Aaron Wolfson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

897837100

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/x/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP NO. 897837100

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Wolfson Equities holds 187,500 shares of the Issuer’s Series B preferred stock that may be converted into and up to 3,000,000 Shares (the “Preferred Stock”).  In addition to the Preferred Stock, Wolfson Equities holds warrants exercisable for an aggregate of 875,000 Shares (the “Warrants”).  The Preferred Stock and Warrants are convertible or exercisable, respectively, into Shares currently or within 60 days of the date hereof; however, the Preferred Stock and Warrants may not be converted into or exercised for Shares, respectively, if, after giving effect to such conversion or exercise, as applicable, Wolfson Equities would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares outstanding immediately after giving effect to such conversion or exercise.

As of the close of business on the date hereof, Wolfson Equities beneficially owned 3,094,956 Shares, comprising Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants, excluding 780,044 Shares issuable upon conversion or exercise of the Preferred Stock and Warrants that are not currently exercisable pursuant to the terms of the Preferred Stock and Warrants.  Mr. Wolfson, as the Manager of Wolfson Equities, may be deemed to beneficially own the 3,094,956 Shares beneficially owned by Wolfson Equities.

Mr. Wolfson disclaims beneficial ownership of the Shares beneficially owned by Wolfson Equities, except to the extent of his pecuniary interest therein.

(b)	Percent of class:

The following percentages are based on 27,885,587 Shares outstanding, which is the total number of Shares outstanding as of February 6, 2014 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on February 11, 2014.

As of the close of business on the date hereof, Wolfson Equities and Mr. Wolfson beneficially owned 9.99% of the outstanding Shares.

CUSIP NO. 897837100

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 897837100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014	WOLFSON EQUITIES, LLC

By:	/s/ Aaron Wolfson
	Name:	Aaron Wolfson
	Title:	Manager

/s/ Aaron Wolfson
AARON WOLFSON